

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2020

Kim Stratton
Chief Executive Officer
Orphazyme A/S
Ole Maaløes Vej 3, DK-2200
Copenhagen N
Denmark

> **Re: Orphazyme A/S**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed September 25, 2020**
> **File No. 333-248607**

Dear Ms. Stratton:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1 filed September 25, 2020

Prospectus Summary
Recent Developments, page 6

1. Please update your disclosure here to include a discussion of the delay of your QT trial with arimoclomol, including the FDA's request for reports by October 1, 2020, your anticipated inability to meet such timeline, as referenced on page 17, and the potential impact of the delay in the QT trial. Please also describe the potential QT safety signal with arimoclomol.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at 202-551-3626 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark Ballantyne